SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 27, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
Corporate Taxpayer's ID (CNPJ) 43.776.517/0001-80
Corporate Registry ID (NIRE) 35.3000.1683 -1
SUBSCRIBED AND PAID-UP CAPITAL - R$ 3,403,688,565.23

EXTRAORDINARY GENERAL MEETING
SUMMARY OF DECISIONS

In compliance with the provision in the CVM Normative Instruction 202, as of 12.06.1993, we present the summary of the decisions of the Extraordinary General Meeting held on 06.19.2006, approved by majority vote:

I) Amendments to the Bylaws:

i) amendment to the articles 1, 2 and paragraphs and 3, in conformity with the provision in the State Law 12,292, as of March 2, 2006;

ii) amendment to the articles: 13 "caput" and paragraphs, 14 "caput" and paragraph 1, 26 paragraph 1, 36 "caput", as well as the new wording to the articles 41, 42, 43, 44, 45, 46, 47 and items, 48 "caput", 49 "caput" and paragraphs 1 and 2 and 51 in order to adapt them to the new provisions of the Novo Mercado (New Market) Listing Rules of the São Paulo Stock Exchange;

iii) amendment to the articles 25, "caput" and paragraphs, 27"caput" and sole paragraph, 29 "caput" and paragraph 2º, 31 "caput" to adjust them to the company's current organizational structure, inserting article and paragraphs aiming to ensure the legal technical defense to the Board Members, Executive Officers, Fiscal Council Members, employees or representatives who have served by delegation of the managers;

iv) reorganization of Chapters III and VII, adjusting and standardizing the wording, inclusion, exclusion and renumbering of the articles as well as the consolidation of the Company's Bylaws.

II) Election of Mr. FARRER JONATHAN PAUL LASCELLES PALLIN as Independent Board Member.

São Paulo, June 19, 2006.

Rui de Britto Álvares Affonso
Economic-Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 27, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.